UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              CHS ELECTRONICS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of class of securities)

                                  12 542 A-20-6
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                                 (CUSIP number)

                              PAUL BERKOWITZ, ESQ.
                          GREENBERG, TRAURIG, HOFFMAN,
                          LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0685

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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 MARCH 21, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

         Check the following box if a fee is being [ ] paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                               (Page 1 of 5 Pages)


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CUSIP NO. 12 542 A-20-6                  SCHEDULE 13D          PAGE 2 OF 5 PAGES
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 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CARSTEN FRANK

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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]

                                                                          (b)[ ]
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 1      SEC USE ONLY

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 2      SOURCE OF FUNDS

         OO

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 3      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
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 1      CITIZENSHIP OR PLACE OF ORGANIZATION

        FEDERAL REPUBLIC OF GERMANY
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            NUMBER OF                 2   SOLE VOTING POWER            2,200,000
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
            PERSON WITH

                                    --------------------------------------------
                                      3   SHARED VOTING POWER

                                    --------------------------------------------
                                      4   SOLE DISPOSITIVE POWER       2,200,000

                                    --------------------------------------------
                                      5   SHARED DISPOSITIVE POWER

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 6      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,200,000
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 7      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                             [ ]
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 1      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.98%
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 2      TYPE OF REPORTING PERSON

        IN
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

 1       SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of CHS Electronics, Inc. ("CHS Electronics"). The executive offices of CHS Electronics are located at 2153 N.W. 86th Avenue, Miami, Florida 33122.

2        IDENTITY AND BACKGROUND.

         Frank is Managing Director of Frank & Walter Computer GmbH ("F&W") and shall be Vice President - Europe of CHS Electronics. The principal office of F&W is located at Hansestrasse 47, 38112 Braunschweig, Germany.

         Frank has not been convicted in a criminal proceeding in the last five years.

         During the last five years, Frank has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws.

         Frank is a citizen of the Federal Republic of Germany.

3        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 19, 1996, CHS Electronics, Inc. and Frank entered into a Stock Exchange Agreement (the "Agreement"). The Agreement provided for the exchange of CHS Electronics Common Stock for shares of Frank & Walter Computer GmbH ("F&W"), all of which were owned by Frank. On March 21,1997, the Closing Date, Frank sold and transferred to CHS Electronics all of the F&W Shares in exchange for 2,200,000 shares of CHS Common Stock. By virtue of Frank's holdings of F&W Common Stock immediately prior to the transaction, and pursuant to the Stock Exchange Agreement, Frank became the beneficial holder of 2,200,000 shares of Common Stock upon the closing of the Agreement.

 4       PURPOSE OF TRANSACTION.

         Frank has acquired the Common Stock in connection with the above-described Stock Exchange and not with a view to, or for resale in connection with, any distribution thereof. Frank has no present intention of selling, granting any participation in, or otherwise distributing the Common Stock. Frank does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to any of its shares of Common Stock.

         The shares of the Common Stock of CHS Electronics owned by Frank have not been registered under the Securities Act of 1933, as amended.

 5       INTEREST IN SECURITIES OF ISSUER.

         To the best knowledge of Frank, Frank is the beneficial owner of 2,200,000 shares of Common Stock, or approximately 14.98% of the Common Stock currently outstanding. Frank has the sole power to vote and dispose of 2,200,000 of his shares of Common Stock.

 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Stock Exchange Agreement, Comtrad Inc. and Comtrad Holdings, Inc., shareholders of CHS, have agreed to vote their shares of Common Stock in favor of Frank's election to the Board of Directors of CHS. CHS intends to nominate Frank for election to the Board of Directors of CHS and intends to appoint him executive vice president for Europe.

7        MATERIAL TO BE FILED AS EXHIBITS.

         Letter to Mr. Carsten Frank from Comtrad, Inc. and Comtrad Holdings, Inc. dated December 19, 1996.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               MAY 18, 1997
                                                          ----------------------
                                                                  (Date)

                                                          ----------------------
                                                          Carsten Frank

                                INDEX TO EXHIBITS



   EXHIBIT NO.    DESCRIPTION
   -----------    -----------


     1 Letter to Mr. Carsten Frank from Comtrad Inc. and Comtrad Holdings, Inc. dated December 19, 1996.